Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

ANNOUNCEMENT ON THE ISSUANCE OF

A SHARE CONVERTIBLE BONDS OF THE COMPANY

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 14 May 2020, 30 June 2020, 10 July 2020, 25 August 2020 and 21 September 2020 (the “Announcements”) and the circular of the Company dated 1 June 2020 (the “Circular”), which contain details of, among other things, the Proposed Issuance of A Share Convertible Bonds, the approval by shareholders of the Company for the issuance of the A Share Convertible Bonds, the approval of the Issuance Examination Committee of the CRSC and the CSRC for the Company’s application for the issuance of A Share Convertible Bonds, respectively. Unless otherwise defined, capitalized terms used herein shall have the same meaning as defined in the Announcements and the Circular.

With the approval of the CSRC, the Company shall issue a total of 160,000,000 A Share Convertible Bonds, with a nominal value of RMB100 each and an aggregate value amounting to RMB16 billion. The A Share Convertible Bonds will be issued at nominal value and the initial conversion price shall be RMB6.24 per share. The A Share Convertible Bonds have a term of six years from the date of the issuance, which commences from 15 October 2020 and ends on 14 October 2026. The A Share Convertible Bonds will bear interest at the rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year.

Information on the detailed terms and arrangements relating to the issuance of the A Share Convertible Bonds is set out in the “Announcement on the Public Issuance of the A Share Convertible Bonds of China Southern Airlines Company Limited”, “Announcement on the Online Roadshow of the Public Issuance of the A Share Convertible Bonds of China Southern Airlines Company Limited”, “Credit Rating Report on Public Offering of A Share Convertible Bonds of China Southern Airlines Company Limited”, “Abstract of Prospectus on the Public Issuance of the A Share Convertible Bonds of China Southern Airlines Company Limited” and “Prospectus on the Public Issuance of the A Share Convertible Bonds of China Southern Airlines Company Limited” published on the designated website of the Shanghai Stock Exchange (www.sse.com.cn) as at the date of this announcement. Please also refer to the corresponding overseas regulatory announcements published by the Company on the “HKEXnews” website of The Stock Exchange of Hong Kong Limited (www.hkexnews.hk) today.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

12 October 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

2